Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

August 28, 2012

Jessica Dickerson

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BakerCorp International, Inc.
Amendment No.2 to Registration Statement on Form S-4
Filed July 27, 2012
File No. 333-181780

Dear Ms. Dickerson:

This letter sets forth the response of BakerCorp International, Inc. (the “Corporation” or “BakerCorp”) to the comment letter, dated August 10, 2012, of the staff of the Division of Corporation Finance (the “Staff”) with respect to BakerCorp’s Amendment No. 2 to Registration Statement on Form S-4 filed on July 27, 2012 (the “Registration Statement”). This letter is being filed with Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

Prospectus Cover Page

1.	We note your revised disclosure in response to comment 10 of our letter dated June 27, 2012. Further revise your disclosure to state that the exchange notes will be fully and unconditionally guaranteed, and to characterize the guaranteeing subsidiaries as “wholly-owned” subsidiaries. Please make corresponding changes throughout the prospectus.

In response to the Staff’s comment, the Corporation has revised the disclosure throughout the Amended Registration Statement to state that the exchange notes will be fully and unconditionally guaranteed by the Corporation’s wholly-owned subsidiaries. See the prospectus cover page and pages 8, 49, F-25 and F-70 included in Amended Registration Statement.

Explanation of Certain Financial Matters, page ii

2.	Given that you exclude items which require cash settlement from your determination of Adjusted EBITDA, it is not clear why you indicate that Adjusted EBITDA is widely used by financial analysts and others in your industry to meaningfully evaluate a company’s cash flow and ability to service its debt. Please advise or revise your disclosures as necessary.

In response to the Staff’s comment, the Corporation has revised the disclosure to state that Adjusted EBITDA is used by the Corporation’s management to evaluate the Corporation’s operating performance and has deleted the statement that Adjusted EBITDA is widely used by financial analysts and others in the industry. See page ii of the Amended Registration Statement.

Industry Data, page ii

3.	We note your revised disclosure on page ii of the prospectus. Specifically, we note your statement that the industry data and information you present “may not be reliable.” Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Corporation has revised the disclosure to remove the statement that industry data and information may not be reliable. See page ii of the Amended Registration Statement.

Prospectus Summary, page 1

The Company, page 1

4.	We note your response to comment 13 of our letter dated June 27, 2012. It appears that you include in the prospectus information which is based on a market research study prepared for you by a third party. As such, please tell us what consideration you have given to naming the third party in the registration statement and filing its written consent as an exhibit pursuant to Section 7 of the Securities Act of 1933, as amended, and Securities Act Rule 436.

The Corporation respectfully advises the Staff that the conclusions related to market research data in the Amended Registration Statement are solely those of the Corporation and are not a report or opinion of an expert or counsel requiring a consent. Although the Corporation has reviewed third party studies, all of the market data is the Corporation’s information. Therefore, the Corporation does not consider the information related to market research data included in the Amended Registration Statement to constitute expertized disclosure that would require any third party to file a consent as an exhibit to the Amended Registration Statement.

5.

In addition, if the basis for your disclosure in the filing is a source other than management’s belief, please revise your disclosure to include such source of information. For example, with respect to your statement that “[y]our solutions address the critical need to upgrade the United States aging sewer and water system infrastructure through extensive improvement projects,” your disclosure should identify the study you have supplementally provided to us in response to our prior comment 13, as well as correlate the findings of the study with your containment solutions and demonstrate how they address the critical needs of the aging infrastructure system.

In response to the Staff’s comment, the Corporation has revised the disclosure on page 2 of the Amended Registration Statement to reference the report of the U.S. Environmental Protection Agency that the Corporation has supplementally provided to the Staff and to demonstrate how the Corporation’s containment solutions address the critical needs of the aging infrastructure system. See page 2 of the Amended Registration Statement.

Ownership Structure, page 3

6.	We note your response to comment 16 to our letter dated June 27, 2012. Please provide us with a listing of all domestic subsidiaries to help us better understand how they are all reflected in the ownership and corporate structure organizational table on page 4.

The Corporation respectfully advises the Staff that the Corporation does not have any domestic subsidiaries other than as reflected in the ownership and corporate structure organizational table on page 4 of the Amended Registration Statement.

Management’s Discussion and Analysis

Results of Operations, page 40

7.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your revenue discussions, please disclose the extent to which changes in the daily average rental rates, increases in the number of rental units available, or any other significant factors contributed to fluctuations in revenues. In addition, in your discussion of operating expenses for the eight months ended January 31, 2012 and the four months ended May 31, 2011, it is not clear the extent to which certain expenses including increased employee related expenses and depreciation and amortization expense contributed to the fluctuation in operating expenses. Please quantify these amounts. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

In response to the Staff’s comment, the disclosure in the Results of Operations discussion has been revised to quantify the impact of each factor when multiple factors contribute to material fluctuation. See pages 36 through 46 of the Amended Registration Statement.

Liquidity and Capital Resources

Operating Activities, page 47

8.	Please expand your disclosures related to cash flows from operations to discuss the underlying reasons for changes in your working capital components, including trade accounts receivable, accounts payable, and accrued expenses.

In response to the Staff’s comment, the disclosure in the Operating Activities discussion has been revised to discuss the underlying reasons for changes in the Corporation’s working capital components, including trade accounts receivable, accounts payable, and accrued expenses. See pages 49 and 50 of the Amended Registration Statement.

Critical Accounting Policies, Estimates and Judgments

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets, page 55

9.	We note your response to comment 31 of our letter dated June 27, 2012. It does not appear that you have provided specific disclosures related to your impairment assessment of customer relationships intangible assets. Please advise or revise your disclosures as necessary.

In response to the Staff’s comment, the Corporation has revised its Critical Accounting Policies disclosure to include specific discussion of the Corporation’s impairment assessment of customer relationship intangible asset. See page 58 of the Amended Registration Statement.

Share-Based Compensation, page 46

10.	We note your response to comment 33 of our letter dated June 27, 2012. You used the per share consideration of the June 1, 2011 Transaction Agreement to determine the current stock price for stock options issued during the remainder of fiscal 2012. There were no significant changes between June 1, 2011 and the grant date of these stock options. Please address the following:

•	Please tell us how you arrived at the stock value per share of $86.60 in June 2011 based on the Transaction Agreement;

•	Please provide us with a summary of stock options granted which shows the number of options granted as well as the corresponding date that they were granted since June 1, 2011;

•	Please confirm that there have been no valuations subsequent to June 2011;

•

It appears that your income from operations and net income (loss) significantly improved for the eight months ended January 31, 2012 compared to the four months ended May 31, 2011. Please tell us what consideration you gave to this in determining there were no significant changes since June 1, 2011; and

•	For the valuations of the Successor, please address the fact that 100 shares were issued for $390 million.

The stock value per share of $86.60 in June 2011 was based on the Transaction price and input by a third party valuation specialist. As discussed in the additional disclosure that we provided in Note 3 to the consolidated financial statements and the Critical Accounting Policies, the capitalization of BakerCorp International Holdings, Inc. was at a price of $100 per share. The $86.60 reflects the Transaction price, which was discounted due to the lack of an actively traded market and certain trading restrictions on the stock.

In response to the Staff’s comment, the Corporation has revised its Critical Accounting Policies disclosure to provide a summary of stock options granted which shows the number of options granted as well as the corresponding date that they were granted since June 1, 2011. See page 55 of the Amended Registration Statement.

The Corporation respectfully advises the Staff of the following valuations subsequent to the Transaction:

•

June 2011. The Transaction price, which was discounted due to the lack of an actively traded market and certain trading restrictions on the stock. The Corporation considered input from a third party valuation firm.

•	March 2012. We prepared an internal valuation, considering input from a third party valuation firm.

•	July 2012. We prepared an internal valuation, considering input from a third party valuation firm.

With respect to the October 2011 grant of options, we believed that because of the close proximity to the June 2011 third party valuation, and considering the performance of the Corporation was consistent with our expectations at June 2011, that the valuation of $86.60 continued to be appropriate at that time.

With respect to the April 2012 grant of options, we believed that because of the close proximity to the March 2012 internal valuation, and considering the performance of the Corporation was consistent with our expectations at March 2012, that the valuation of $117 continued to be reasonable at that time.

The Corporation acknowledges that there was a measurable increase in income from operations and net income (loss) for the eight months ended January 31, 2012 compared to the four months ended May 31, 2011. However, between the closing of the Transaction on June 1, 2011, and the Option Grant on October 10, 2011, the Corporation was performing in a manner that was anticipated and built into the price expectation of the Sponsor at the time of the Transaction.

In response to your request for clarity around the 100 shares of the Corporation’s stock that was issued in exchange for $390 million, we have increased our disclosure to clarify that the options granted to employees are options to purchase shares of BakerCorp International Holdings, Inc. (the Corporation’s parent company), and that the expense relating to such option grants is reflected within the results of the entity which employs the recipient of the grant. Further, we have added additional disclosure to discuss the capitalization of BakerCorp International Holdings Inc. and the Corporation. Please see the additional disclosure that we have provided in Note 3 to the consolidated financial statements and to the Critical Accounting Policies located on pages 55 and 56 of the Amended Registration Statement. The Corporation also respectfully advises the Staff that at the time that B-Corp Merger Sub, Inc. was initially formed in connection with the Transaction, BakerCorp International Holdings, Inc. (formerly, B-Corp Holdings, Inc.)

subscribed for 100 shares of B-Corp Merger Sub, Inc. in connection with the consummation of the merger, each share of B-Corp Merger Sub, Inc. was converted into and exchanged for one share of LY BTI Holdings Corp. (which was renamed BakerCorp International, Inc.).

Impairment of Goodwill, page 47

11.	We note your response to comment 34 of our letter dated June 27, 2012. It does not appear that you have identified what indefinite-lived intangible assets you have aside from goodwill. Please identify these assets and indicate how you evaluate these assets for impairment.

In response to the Staff’s comment, the Corporation has revised its Critical Accounting Policies disclosure to identify trade names as the other indefinite-lived intangible asset aside from goodwill and to include trade names in its impairment evaluation methodology discussion. See pages 57 and 58 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Financial Statements, page 61

12.	A pro forma condensed income statement should only be presented for the year ended January 31, 2012. Please revise to present, in columnar format, your historical predecessor income statement for the three months ended April 30, 2011, your historical successor income statement for the eight months ended January 31, 2012 and an adjustments column to arrive at a pro forma year ended January 31, 2012 column. Revise your disclosures throughout your filing to only present pro forma income statement information for the year ended January 31, 2012. Refer to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Corporation has revised its pro forma condensed income statement to present, in columnar format, the historical predecessor income statement for the four months ended May 31, 2011, the historical successor income statement for the eight months ended January 31, 2012 and an adjustments column to arrive at a pro forma year ended January 31, 2012 column. See page 65 of the Amended Registration Statement.

13.	Please clearly show in the notes to the pro forma statement how you arrived at each adjustment amount, including any calculations used. If there are multiple components in an adjustment, such as your adjustments to depreciation and amortization expense, please show how you arrived at the amount of each component separately. For example, in regards to your pro forma adjustments to depreciation and amortization, you should show the calculation used to arrive at the adjustment amounts, including the specific asset categories the adjustments relate to and the corresponding useful lives. In addition, please show precisely how you computed pro forma interest adjustment (2), including the interest rate used and your basis for using this interest rate. Please also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

In response to the Staff’s comment, the Corporation has revised its notes to the pro forma condensed income statement to present each adjustment amount, including any calculations used. When adjustments included multiple components, the calculation of each component was shown separately. All significant estimates or assumptions used to arrive at the pro forma adjustment amounts, and the basis for using these assumptions, have been disclosed. See pages 66 through 69 of the Amended Registration Statement.

14.	As part of adjustment (4), you are reflecting the non-cash amortization of fair value adjustments related to post-employment benefit and above market leases. Please separately present the amounts associated with this amortization.

In response to the Staff’s comment, the Corporation has revised its notes to the pro forma condensed income statement to present the adjustments related to post-employment benefit and above market leases separately. See pages 66 through 69 of the Amended Registration Statement.

15.	Please revise your pro forma income statement to present income (loss) from continuing operations before nonrecurring charges or credits attributable to the transactions as the last line item on the statement. Refer to Rule 11-02(b)(5) of Regulation S-X.

In response to the Staff’s comment, the Corporation has revised its pro forma income statement to present income (loss) from continuing operations before nonrecurring charges or credits attributable to the transactions as the last line item on the statement. See page 65 of the Amended Registration Statement.

Business, page 63 General, page 63

16.	We note your revised disclosure in response to comment 14 of our letter dated June 27, 2012. Please make a similar disclosure in the first paragraph by identifying the measure by which you are a “market leading provider of liquid and solid containment solutions.”

In response to the Staff’s comment, the Corporation has revised the disclosure to state that the Corporation is a market leading provider of liquid and solid containment solutions based on revenues relative to the Corporation’s competitors. See page 70 of the Amended Registration Statement.

Environmental, Health and Safety, page 70

17.	We note your revised disclosure in response to comment 38 of our letter dated June 27, 2012. Please disclose whether you are in substantial compliance with the FMCSA implemented regulations.

In response to the Staff’s comment, the Corporation has revised the disclosure to state that the Corporation believes it is substantially in compliance with the FMCSA. See page 78 of the Amended Registration Statement.

Property, page 72

18.	State briefly the location of your material domestic branches and satellite yards, or otherwise explain to us why this information would not be material to an investor’s understanding of suitability, adequacy, productive capacity and the extent of utilization of your facilities. Refer to Item 102 of Regulation S-K and Instruction 1 to this Item.

The Corporation respectfully advises the Staff that all of the Corporation’s approximately 90 branches and satellite yards are leased, and none of the properties are owned by the Corporation. All of the leased locations are located in industrial areas and the Corporation pays market-rate rent on all properties, and believes that suitable replacement properties can be found for any location on short notice at market rents. The proximate location of the Corporation’s branch and satellite locations across multiple regions and states, along with the inherently mobile nature of the Corporation’s rental equipment, ensures that the Corporation can seamlessly maintain customer service levels despite any unforeseen individual branch relocation or closure, and that such occurrences would have a minimal effect on the Corporation’s productive ability. The Corporation also believes that the cost of moving any of its branches or satellite yards would not be significant and would not have a significant impact on any customer relationships. Accordingly, the Corporation did not believe disclosure by property would be material to investors or required by Item 102 of Regulation S-X.

Management, page 74

19.	In response to comment 42 of our letter dated June 27, 2012, we note disclosure that Ms. Ganem’s tenure at BG Consulting began in October 2009. Please further revise your disclosure to describe Ms. Ganem’s business experience for the past five years. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Corporation has revised the disclosure to describe Ms. Ganem’s business experience for the past five years. See page 81 of the Amended Registration Statement.

Executive Compensation, page 76 Annual Incentive Awards, page 77

20.	We note your response to comment 45 of our letter dated June 27, 2012, including your statement that the “relevant financial and individual performance objectives” with respect to Messrs. Leonetti’s and Haas’ annual incentive awards “were met.” Please include similar disclosure here, and tell us what consideration you have given to disclosing the Adjusted EBITDA target and the actual level of target achievement. To the extent that you are relying on the scaled executive compensation disclosure requirements applicable to an emerging growth company, please note that Item 402(o)(5) of Regulation S-K requires disclosure of the material terms of a non-equity incentive plan award.

We have revised our disclosure on pages 84 and 85 of the Amended Registration Statement to include additional information regarding the Adjusted EBITDA target and the actual level of target achievement.

Financial Statements

General

21.	The guidance of ASU 2011-05 should be applied retrospectively. In this regard, please revise your presentation of comprehensive income for the eight months ended January 31, 2012, the four months ended May 31, 2011, as well as each of the two years ended January 31, 2011. Please correspondingly revise your condensed consolidating financial information for these periods in Note 20 to the audited financial statements.

In response to the Staff’s comment, the Corporation has revised its presentation of comprehensive income by adding consolidated statements of comprehensive (loss) income for the eight months ended January 31, 2012, the four months ended May 31, 2011, as well as each of the two years ended January 31, 2011, as well as the corresponding periods within the condensed consolidating financial information within Note 20 to the audited financial statements. See pages F-5 and F-47 through F50 of the Amended Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

22.	Please make arrangements with your auditors to have them revise their report to indicate, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) rather than just the auditing standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.

In response to the Staff’s comment, our auditors have revised their report to indicate that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) rather than just the auditing standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See page F-2 of the Amended Registration Statement.

23.	It appears that the cost of goods sold amount presented on the statements of operations represents the costs of sales revenue. Pursuant to Rule 5-03.2 of Regulation S-X, please separately present costs associated with rental revenue as well as service revenue.

The Corporation currently conducts its rental and service generating activities through its branch network. There are no employees or resources specifically dedicated for rental or for service activities. We do not have specific employees, branches or facilities that are dedicated solely to rentals or services. It is common for the same employees who perform rental support to also perform service support on the same day or for differing customers at differing locations. Therefore, specifically identifying and separating the costs associated with rental and service revenues would involve a judgmental allocation of expenses to those attributed to the cost of rental and services.

The Corporation manages and tracks its expense performance in the same manner as presented in the income statement. We closely monitor, track and manage the business based on the functional expenses that we have reported in the audited financial statements. We believe it is more transparent and consistent with our management reporting and operating review processes to report to current and potential investors in the same manner as management reviews the business.

The Corporation has a history of providing detailed income statements to it investors, bondholders and to its creditors. When communicating to our investors (both equity and debt holders) we have presented and discussed the detailed expenses provided in our income statement. Our creditors have invested in our business based upon this functional level of reporting and enables investors to review the business consistent with management’s review.

While the Corporation certainly respects the requirements of Regulation S-X, we believe that our current reporting format provides greater transparency to current and future investors, greater consistency of communicating our operating performance in the same manner as the business is managed, and is consistent with the detailed level of reporting that we have provided to our investors at the time that they invested in the company.

For the reasons described above, we respectfully request to continue reporting operating expenses consistent with our historical presentation.

Notes to the Financial Statements

Note 2. Correction of Errors, page F-13

Statement of Cash Flows (Restated), page F-13

24.	We note your response to comment 54 of our letter dated June 27, 2012. Please help us better understand how you determined it was also appropriate to revise your presentation of the accrued realized loss on the settlement of interest rate swaps from the financing section of the cash flow statement to an adjustment to reconcile net loss to net cash provided by operating activities pursuant to ASC 230. Please also tell us what consideration you gave to ASC 815-10-45-11 through 15 in determining how to present this amount. Please tell us how the actual payment to settle the interest rate swaps is reflected on your cash flow statement.

The Corporation respectfully advises the Staff that, given the pending Transaction on May 31, 2011, the cost to terminate the interest rate swap early was both probable and the amount was estimable. As such, the fair value of the interest rate swap liability was accrued by the Predecessor on May 31, 2011. As noted in Note 3 on F-16, the interest rate swap liabilities were settled at fair value along with the short-term and long-term debt obligations of the Predecessor with the proceeds from the acquisition of the business on June 1, 2011. Therefore, such outflows are not reflected as the cash flows of the Predecessor.

During our analysis of the statement of cash flow presentation related to the loss on extinguishment of debt line item noted in the Staff’s letter dated June 27, 2012, we also noted that the accrued loss on settlement of interest rate swaps was also a non-cash item that should be reflected as an adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities pursuant to ASC 230-10-45-28. In response to the Staff’s comment, the Corporation reconsidered ASC 815-10-45-11 through 15 and confirmed the classification noted above is the most appropriate, since the accrual did not represent a cash flow of the Predecessor. In addition, the Corporation has updated the caption for this item from “accrued realized loss on interest rate swaps” to “accrued unrealized loss on interest rate swaps.”

Note 3. Transaction Agreement, page F-14

25.	We note your response to comment 62 of our letter dated June 27, 2012. It does not appear that additional disclosures were provided to clarify how you determined the fair values of LY BTI Holdings Corp. common stock and options. Please advise or revise as necessary.

In response to the Staff’s further comments, the disclosure has been further revised to clarify how the fair values of the Predecessor LY BTI Holdings Corp. common stock and options were determined. See page F-16 of the Amended Registration Statement.

Note 6. Goodwill and Other Intangible Assets, page F-20

26.	We note your response to comment 63 of our letter dated June 27, 2012. Please help us further understand how you arrived at the appropriate amortization period for customer relationships intangible assets. Please specifically address the following in your explanation:

•

Please provide us with the historical data as well as a summary of the attrition rate calculations used to arrive at the estimated useful lives of the customer relationships intangible assets. Please tell us your basis for any significant estimates and assumptions used in the calculations. Please include data related to the average duration of your largest 25 customers;

•

It appears that the customer attrition rates used in your analysis were determined based on your historical review over the prior five-year period. Please help us understand how you determined that this was a sufficient length of time to use as a basis for this analysis;

•

Your response indicates that there is customer attrition every year. In light of this, it appears that you would attain greater benefit from the acquired customer base in earlier versus later periods after acquisition. Please tell us what consideration you gave as to when greater benefits would be realized from the customer base in determining the appropriate accounting for the customer relationships intangible assets. For example, consideration of this factor could lead to a shorter period of amortization or lead to the use of an accelerated method of amortization. We also remind you that sales in later periods may be more attributed to your ongoing sales efforts.

The Corporation has provided simultaneously herewith supplemental historical data, a summary of the attrition rate calculations used to arrive at the estimated useful lives of the customer relationships intangible assets and data related to the average duration of our largest 25 customers. The chart of the largest 25 customers is attached as Exhibit A on a supplemental basis. The Corporation hereby requests confidential treatment with respect to Exhibit A pursuant to Rule 83 of the Securities and Exchange Commission’s Rule on Information and Requests, 17 C.F.R. § 200.83.

The Corporation respectfully advises the Staff that the Corporation completed an acquisition that added a new product line during fiscal 2007 (Shoring). During fiscal 2006, the company added the Filtration product-line and established its European operations. During fiscal 2001, the company completed an acquisition that resulted in the Pump product-line’s emergence as a significant contributor to total revenue. In an effort to represent the customer base as accurately as possible, we chose to use the periods subsequent to these milestones to analyze customer attrition, which were also periods in which there were no acquisitions or significant product-line expansion.

The Corporation considered whether greater benefits would be realized from the customer base in earlier versus later periods after the Transaction. The Corporation believes that straight-line amortization is appropriate as a result of the following fact pattern:

•

Historically customer attrition is relatively low (evidenced by the average duration of the Corporations largest 25 customers). Due to the fact that the projected growth in revenue from existing customers exceeds the attrition rate, a greater benefit is not expected to be attained from the existing customer base in earlier periods.

•	The long-term projected revenue growth rate levels off at 1.4% and the Corporation does not believe this growth is attributable to additional ongoing sales efforts.

•

The Corporation does not believe that there is a reliably determinable pattern of use (decline) of the customer relationship asset other than the straight-line basis. Due to the growth rate attributable to customer relationships exceeding the historical attrition rate, amortizing the customer relationships based on projected income on an undiscounted basis, would result in decelerated amortization (growth not decline). Furthermore, the discount rate used in determining the asset value was 11.7% (in excess of the risk-free rate), which the Corporation believes suggests a method other than straight-line amortization may not be reliably determinable.

Note 8. Debt, page F-22

27.	We note your response to comment 65 of our letter dated June 27, 2012. Please clearly disclose whether you were in compliance with all of your debt covenants. Your current disclosures appear to just address the leverage ratio debt covenant contained in your credit facility agreement.

In response to the Staff’s comment, the Corporation has revised the disclosure to state that the Corporation is in compliance with all of its debt covenants. See page F-24 of the Amended Registration Statement.

Note 9. Income Taxes, page F-27

28.	We note your response to comment 66 of our letter dated June 27, 2012. Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

In response to the Staff’s comment, the disclosure has been revised to state that the Corporation has concluded that the majority of existing deferred tax liabilities at January 31, 2012 will reverse in substantially similar time periods as the deferred tax assets and in the same jurisdictions. As such, the deferred tax liabilities are considered to provide a source of income sufficient to support the Corporation’s U.S. deferred tax assets and its conclusion that no valuation allowance is needed at January 31, 2012. See page F-29 of the Amended Registration Statement.

Note 19. Condensed Consolidating Financial Information, page F-36

29.	We note your response to comment 71 of our letter dated June 27, 2012. Please ensure that you follow all of the instructions provided by Rule 3-10(i) of Regulation S-X including the following:

•	Disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan; and

•	Provide the disclosures prescribed by Rule 4-08(e) of Regulation S-X with respect to the subsidiary guarantors.

In response to the Staff’s comment, the Corporation has disclosed that it does not have any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan and provided the disclosures prescribed by Rule 4-08(e) of Regulation S-X with respect to the subsidiary guarantor. See Page F-40 of the Amended Registration Statement.

30.	In light of the revisions made to your condensed consolidating financial information, please expand your disclosures to provide a summary of the changes that have been made by each significant subtotal. Please tell us what consideration you gave as to whether these revisions should also be considered a restatement.

In response to the Staff’s comment, the Corporation has marked the condensed consolidating financial information as restated and expanded our disclosures in Note 20 on pages F-54 through F-56 to provide a summary of the changes that have been made by each significant subtotal.

31.	We note your response to comment 73 of our letter dated June 27, 2012. For each of FTT Holdings, Inc. and BakerCorp, please have the principal executive officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures to Form S-4.

In response to the Staff’s comment, the Corporation has revised the signature pages to the Amended Registration Statement to have the principal executive officer sign the Amended Registration Statement for each of FTT Holdings, Inc. and BakerCorp. See the signature pages to the Amended Registration Statement.

Exhibit 5.1

32.	Please revise the description of the legal opinion in the exhibit index to remove the “Form of” language.

In response to the Staff’s comment, the Corporation has revised the exhibit index to remove the “Form of” language from the description of the Fried, Frank, Harris, Shriver & Jacobson LLP legal opinion. See page [II-2] of the Amended Registration Statement.

Exhibit 8.1

33.	We note that counsel has provided a short-form tax opinion. As such, please have counsel revise its opinion to state that the tax disclosure in the prospectus “is” the opinion of counsel rather than counsel “confirm[s]” its opinion. Refer to Section III.B.2 of Staff Legal Bulletin No.19 dated October 14, 2011.

In response to the Staff’s comment, Counsel has revised its opinion filed as Exhibit 8.1 to state that the opinion set forth in the Registration Statement under the caption “Material United States Federal Income Tax Consequences” is Counsel’s opinion.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272. Should you have any questions or comments with respect to the Corporation’s accounting, please call Jake Guild, the Global Controller of BakerCorp, at (562) 936-7821.

Sincerely,

Stuart H. Gelfond

cc:	Amy M. Paul (BakerCorp International, Inc.)
James Leonetti (BakerCorp International, Inc.)
Jake Guild (BakerCorp International, Inc.)

Nudrat Salik (Securities & Exchange Commission)
Jeanne Baker (Securities & Exchange Commission)
Era Anagnosti (Securities & Exchange Commission)